

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Victor Grifols Deu
Director and Co-Chief Executive Officer
Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat dal Valles 08174
Barcelona, Spain

> **Re: Grifols, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-35193**

Dear Victor Grifols Deu:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences